

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2024

Jose Humberto Acosta Martin
Chief Financial Officer
Bancolombia S.A.
Carrera 48 # 26-85, Avenida Los Industriales
Medellin, Colombia

      Re: Bancolombia S.A.
           Form 20-F for the Fiscal Year Ended December 31, 2022
           Filed April 3, 2023
           File No. 001-32535

Dear Jose Humberto Acosta Martin:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Finance